Exhibit 2.2

WARRANT AMENDMENT AGREEMENT

This Warrant Amendment Agreement (this “Agreement”) is made as of December 17, 2021, by and between Investindustrial Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of November 23, 2020, and filed with the United States Securities and Exchange Commission on November 23, 2020 (the “Existing Warrant Agreement”);

WHEREAS, unless specified otherwise, capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;

WHEREAS, pursuant to the Existing Warrant Agreement, the Company issued (i) 6,700,000 warrants to Investindustrial Acquisition Corp. L.P. (the “Sponsor”) (collectively, the “Private Placement Warrants”) to purchase the Company’s Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), with each Private Placement Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share, subject to adjustment as set forth in the Existing Warrant Agreement, and (ii) 13,416,667 warrants as part of units to public investors in the Offering (the “Public Warrants” and together with the Private Placement Warrants, the “Warrants”) to purchase Class A Shares, with each whole Public Warrant being exercisable for one Class A Share and with an exercise price of $11.50 per share, subject to adjustment as set forth in the Existing Warrant Agreement;

WHEREAS, on July 18, 2021, the Company, Ermenegildo Zegna Holditalia S.p.A., a joint stock company incorporated under Italian law (“Zegna”, which from and after the consummation of the Conversion (as defined in the Business Combination Agreement (as defined below)), will be domesticated in The Netherlands, and renamed Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap)), and EZ Cayman, a Cayman Islands exempted company (“Merger Sub”) entered into that certain Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “Surviving Company”) and becoming a direct, wholly-owned subsidiary of Zegna (the “Merger”);

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, at the Effective Time (as defined in the Business Combination Agreement), each Private Placement Warrant outstanding immediately prior to the Effective Time will be exchanged, for a newly issued Zegna warrant representing a right to acquire one ordinary share of Zegna, nominal value €0.02 per share (“Zegna Share”) on the same contractual terms and conditions as those of the Private Placement Warrants under the terms of the Existing Warrant Agreement as in effect immediately prior to the execution of this Agreement;

WHEREAS, in connection with the Merger, each Public Warrant outstanding immediately prior to the Effective Time will automatically cease to represent a right to acquire one Class A Share and shall automatically represent, at the Effective Time, a right to acquire one Zegna Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Existing Warrant Agreement;

WHEREAS, in connection with the Merger, Zegna desires to exercise all of the Private Placement Warrants outstanding;

WHEREAS, in connection with the Merger, and in accordance with Section 2.4 of the Business Combination Agreement, the Company and the Warrant Agent desire to amend the Existing Warrant Agreement, such that, as amended, the exercise price of the Private Placement Warrants will be amended to $0.01 and the duration of the exercise period of the Private Placement Warrants will be extended so that the Private Placement Warrants will be exercisable by Zegna in connection with the Closing (as defined in the Business Combination Agreement);

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any registered holders for the purpose of adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the registered holders of the Warrants under the Existing Warrant Agreement; and

WHEREAS, the Company and the Warrant Agent desire to modify and amend the Existing Warrant Agreement as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows.

1. Amendment of Existing Warrant Agreement. The Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 1, effective immediately prior to the Effective Time, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 1 are necessary or desirable and that such amendments do not adversely affect the interests of the registered holders of the Warrants.

1.1 Recitals. The first and third paragraphs of the Recitals of the Existing Warrant Agreement are hereby deleted in their entirety and replaced with the following new paragraphs to read as follows:

“WHEREAS, it is proposed that the Company enter into that certain Sponsor Warrants Purchase Agreement, with Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales (the “Sponsor”), pursuant to which the Sponsor will purchase an aggregate of 6,000,000 warrants (or up to 6,700,000 warrants if the underwriters in the Offering (defined below) exercise their Over-allotment Option (as defined below) in full) simultaneously with the closing of the Offering (and the closing of the Over-allotment Option, if applicable), bearing the legend set forth in Exhibit B hereto (the “Private Placement Warrants”) at a purchase price of $1.50 per Private Placement Warrant. Each Private Placement Warrant entitles the holder thereof to purchase one Ordinary Share (as defined below) at a price of $0.01 per share, subject to adjustment as described herein; and”

“WHEREAS, the Company is engaged in an initial public offering (the “Offering”) of units of the Company’s equity securities, each such unit comprised of one Ordinary Share and one-third of one Public Warrant (as defined below) (the “Units”) and, in connection therewith, has determined to issue and deliver up to 13,416,667 redeemable warrants (including up to 1,750,000 redeemable warrants subject to the Over-allotment Option) to public investors in the Offering (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”). Each whole Public Warrant entitles the holder thereof to purchase one Class A ordinary share of the Company, par value $0.0001 per share (“Ordinary Shares”), for $11.50 per share, subject to adjustment as described herein. Only whole Warrants are exercisable. A holder of the Public Warrants will not be able to exercise any fraction of a Warrant; and”

1.2 Warrant Price. Section 3.1 of the Existing Warrant Agreement is hereby deleted in its entirety and replaced with a new Section 3.1 to read as follows:

“3.1. Warrant Price. Each whole Public Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Public Warrant and of this Agreement, to purchase from the Company the number of Ordinary Shares stated therein, at the price of $11.50 per share and each whole Private Placement Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Private Placement Warrant and of this Agreement, to purchase from the Company the number of Ordinary Shares stated therein, at the price of $0.01 per share, in each case subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1, as applicable. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) described in the prior sentence at which Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than fifteen Business Days (unless otherwise required by the Commission, any national securities exchange on which the Warrants are listed or applicable law); provided that the Company shall provide at least five days’ prior written notice of such reduction to Registered Holders of the Warrants; and provided further, that any such reduction shall be applied in the same manner to all such Warrants.”

1.3 Duration of Warrants. Section 3.2 of the Existing Warrant Agreement is hereby deleted in its entirety and replaced with a new Section 3.2 to read as follows:

“3.2. Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing on the later of: (i) the date that is thirty (30) days after the first date on which the Company completes a Business Combination, and (ii) the date that is twelve (12) months from the date of the closing of the Offering, other than with respect to a Private Placement Warrant then held by the Sponsor or its Permitted Transferees for which the Exercise Period shall commence on the first date on which the Company completes a Business Combination, and (B) terminating at the earliest to occur of (x) 5:00 p.m., New York City time on the date that is five (5) years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company in accordance with the Company’s amended and restated memorandum and articles of association, as amended from time to time, if the Company fails to complete a Business Combination, and

(z) other than with respect to the Private Placement Warrants then held by the Sponsor or its Permitted Transferees with respect to a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof, 5:00 p.m., New York City time on the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Placement Warrant then held by the Sponsor or its Permitted Transferees in connection with a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof) in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant then held by the Sponsor or its Permitted Transferees in the event of a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.”

2. Miscellaneous Provisions.

2.1 Effectiveness of Warrant Amendment Agreement. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Merger and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

2.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of Zegna or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

2.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.4 Applicable Law and Exclusive Forum. The validity, interpretation and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Subject to applicable law, the parties hereby agrees that any action, proceeding or claim against a party arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the

Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

2.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the United States of America, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.

2.6 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

2.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

2.8 Entire Agreement. This Agreement and the Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

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IN WITNESS WHEREOF, the Company and the Warrant Agent have duly executed this Agreement, all as of the date first written above.

INVESTINDUSTRIAL ACQUISITION CORP.

By:	/s/ Roberto Ardagna
Name: Roberto Ardagna
Title: Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Ana Gois
Name: Ana Gois
Title: Vice President

[Signature Page to Warrant Amendment Agreement]